
February 7, 2023

John D. Murphy, Jr.
Chief Executive Officer
Hallmark Venture Group, Inc.
5112 West Taft Road, Suite M
Liverpool, NY 13088

> **Re: Hallmark Venture Group, Inc.**
> **Registration Statement on Form 10**
> **Filed January 17, 2023**
> **File No. 000-56477**

Dear John D. Murphy:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 3, 2022 letter.

Registration Statement on Form 10

Certain Relationships and Related Transactions., page 29

1. We note your revisions in response to prior comment 1. Please revise the outstanding balance payable to Mr. Murphy as a result of the foregoing loans as of September 30, 2022 or advise. Also please disclose the balance of the settlement liability with Green Horseshoe, LLC as of the most recent practicable date. Also, revise your disclosure in this section to address the October 5, 2022, $50,000 10% convertible promissory note issued to Selkirk Global Holdings, LLC.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric McPhee at 202-551-3693 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Edward Normandin, Esq.